SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934

			      (Amendment No. 1 Exiting)*

		           Market Vectors Semiconductor ETF
		       		 (Name of Issuer)

			           Depository Receipt
		 	  (Title of Class of Securities)

			   	     57060U233
			          (CUSIP Number)

			  	    12/31/2011
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton International Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    0

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    0

 (9) Aggregate amount beneficially owned by each reporting person.
    0

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    0.0%

 (12) Type of reporting person (see instructions).
     CO


 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Associates LP

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    State of Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    0

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    0

 (9) Aggregate amount beneficially owned by each reporting person.
    0

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    0.0%

 (12)Type of reporting person (see instructions).
    IA


 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Kovner, Bruce

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    0

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    0

 (9) Aggregate amount beneficially owned by each reporting person.
    0

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     0.0%

 (12) Type of reporting person (see instructions).
     IN

Item 1(a). Name of Issuer:
           Market Vectors Semiconductor ETF

Item 1(b). Address of Issuer's Principal Executive Offices:
	   Market Vectors ETF Trust
	   335 Madison Avenue
           New York, NY 10017

Item 2(a). Name of Person Filing:
(i)   Caxton International Limited ("Caxton International")
(ii)  Caxton Associates LP ("Caxton Associates").  Caxton
      Associates is the trading advisor to Caxton International and, as such, has voting and dispositive power with respect to the investments of Caxton International.
(iii) Mr. Bruce S. Kovner. As of December 31, 2011, Mr. Kovner was the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the former general partner of Caxton Associates. As a result of the foregoing, Mr. Kovner may have be deemed to beneficially own such securities.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i) The address of Caxton International is c/o International Fund Services (Ireland) Ltd., Administrator, IDA Building & Technology Park
      Donore Road, Drogheda Co, Louth, Ireland, DA1
(ii)  The address of Caxton Associates is Princeton Plaza, Building 2,
      731 Alexander Road, Princeton, NJ 08540.
(iii) The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

Item 2(c). Citizenship:
(i) Caxton International is a corporation incorporated under the laws of the British Virgin Islands.
(ii) Caxton Associates is a limited partnership formed under the laws of the State of Deleware.
(iii) Mr. Kovner is a citizen of the United States.

Item 2(d). Title of Class of Securities:
           Depository Receipt

Item 2(e). CUSIP No.:
           57060U233

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of Depository Receipts beneficially owned by Caxton International is 0.
(ii) The amount of Depository Receipts considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers with respect to Caxton International is 0.
(iii) Mr. Kovner, by reason of formerly being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the former general partner of Caxton Associates, may have be deemed to beneficially own such securities.

(b) Percent of class:

(i)   Caxton International beneficially owns 0.0% of the Depository Receipts.
(ii) Caxton Associates may have been deemed to beneficially own 0.0% of the Depository Receipts.
(iii) Mr. Kovner may have been deemed to beneficially own 0.0% of the Depository Reciepts

(c) Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  0
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  0

    Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:   0
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  0

    Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:   0
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  0

Item 5. Ownership of 5 Percent or Less of a Class.

     [X]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 2/14/2012					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 2/14/2012	 				/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


					Caxton Associates LP

Date: 2/14/2012		 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 2/14/2012					/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of Market Vectors Semiconductor purchased on behalf of Caxton International Limited were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 2/14/2012				/s/ Francesco Cafagna
					    Francesco Cafagna